Page 1 of 15

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 11-K

             (Mark One)

             (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended      December 31, 1993
                               --------------------------------------------

                                          OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                     to
                               -------------------    ---------------------

Commission File Number                             1-3437-2
                       ----------------------------------------------------

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SAVINGS PLAN FOR EMPLOYEES OF AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES

B: Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                  AMERICAN WATER WORKS COMPANY, INC.
                  1025 LAUREL OAK ROAD
                  VOORHEES, NEW JERSEY    08043

                                     INDEX


                                                                       PAGE
Signature                                                                3

Report of Independent Accountants                                        6

Audited Plan Financial Statements and Schedules
  Prepared in Accordance With The Financial Reporting
  Requirements of ERISA                                            7 to 15

SIGNATURE
- - ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    AMERICAN WATER WORKS COMPANY, INC. AND
                                    ITS DESIGNATED SUBSIDIARIES






Date June 28, 1994                   /s/ Robert D. Sievers
     -------------                   --------------------------------------
                                         Robert D. Sievers
                                         Member, Retirement Plan Committee

                         SAVINGS PLAN FOR EMPLOYEES OF

                      AMERICAN WATER WORKS COMPANY, INC.

                       AND ITS DESIGNATED SUBSIDIARIES

                             Financial Statements
                                     and
                            Additional Information

                               December 31, 1993

                          Savings Plan for Employees of

                        AMERICAN WATER WORKS COMPANY, INC.

                         and Its Designated Subsidiaries




                                 Table of Contents


FINANCIAL STATEMENTS:                                                  PAGE

  Report of Independent Accountants                                      1

  Statement of Net Assets Available for Benefits
    as of December 31, 1993                                              2

  Statement of Changes in Net Assets Available for
    Benefits for the Period August 1, 1993 (Inception)
    to December 31, 1993                                                 3

  Notes to Financial Statements                                     4 to 7

  Additional Information*

  Schedule I- Schedule of Assets Held for Investment
  Purposes at December 31, 1993                                          8

  Schedule II - Schedule of Reportable Transactions for
    the Period August 1, 1993 (Inception) to
    December 31, 1993                                              9 to 10
















* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To:  The Participants and Administrator
     of the Savings Plan for Employees of
     American Water Works Company, Inc.
     and Its Designated Subsidiaries


    In our opinion, the accompanying statement of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the ``Plan'') at December 31, 1993 and the changes in net assets available for benefits for the period August 1, 1993 (inception) to December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/  Price Waterhouse
- - ---------------------
     Price Waterhouse
     Philadelphia, PA.
     May 6, 1994

                           Savings Plan for Employees of

                         AMERICAN WATER WORKS COMPANY, INC.

                         and Its Designated Subsidiaries

                  Statement of Net Assets Available for Benefits


                                 December 31, 1993
- - ---------------------------------------------------------------------------
                         Index      Index     Fixed    Company
                         Equity     Bond      Income   Stock
                         Fund       Fund      Fund     Fund        Total
                        --------   -------   -------   -------    ---------

ASSETS

Investments,
  at fair value:

  Mutual funds        $  673,229  $187,283                       $  860,512
  Collective income
    fund                                    $257,666                257,666
  Common stock                                        $640,160      640,160
                       ---------   -------   -------   -------    ---------
                         673,229   187,283   257,666   640,160    1,758,338
                       ---------   -------   -------   -------    ---------

Receivables:

Employer's contribution                                 60,284       60,284
Participants'
  contributions          172,584    64,403    66,950   106,738      410,675
Accrued income               959       404       368       647        2,378
                       ---------   -------   -------   -------    ---------
                         173,543    64,807    67,318   167,669      473,337
                       ---------   -------   -------   -------    ---------

Cash and cash
  equivalents to be
  invested               259,922   131,082   182,297   122,151      695,452
                       ---------   -------   -------   -------    ---------
Total assets           1,106,694   383,172   507,281   929,980    2,927,127
                       ---------   -------   -------   -------    ---------

LIABILITIES

Accounts payable           1,686       308        65       147        2,206
                       ---------   -------   -------   -------    ---------

Net assets available
  for benefits        $1,105,008  $382,864  $507,216  $929,833   $2,924,921
                       =========   =======   =======   =======    =========



The accompanying notes are an integral part of these financial statements.

                             Savings Plan for Employees of

                           AMERICAN WATER WORKS COMPANY, INC.

                            and Its Designated Subsidiaries

              Statement of Changes in Net Assets Available for Benefits

          For the Period August 1, 1993 (Inception) to December 31, 1993
         ----------------------------------------------------------------
                            Index     Index     Fixed     Company
                            Equity    Bond      Income    Stock
                            Fund      Fund      Fund      Fund      Total
                          --------   -------   -------   --------  --------
Additions to net assets
  attributed to
  investment income:
    Interest and
      dividends         $    1,560  $  1,344  $  1,007  $  3,970 $    7,881
    Net appreciation
      in fair value of
      investments            5,557               2,242                7,799
                         ---------   -------   -------   -------  ---------
                             7,117     1,344     3,249     3,970     15,680
                         ---------   -------   -------   -------  ---------
Contributions:
  Employer                                               291,089    291,089
  Participants             836,741   308,855   322,366   523,065  1,991,027
  Rollovers                261,860    74,184   181,602   123,229    640,875
                         ---------   -------   -------   -------  ---------
                         1,098,601   383,039   503,968   937,383  2,922,991
                         ---------   -------   -------   -------  ---------

Total additions          1,105,718   384,383   507,217   941,353  2,938,671
                         ---------   -------   -------   -------  ---------

Deductions from net assets
  attributed to:
    Participants benefits      710       580                 143      1,433
    Net depreciation in
      fair value of
      investments                        578         1    11,375     11,953
    Administration expenses              361         1         2        364
                         ---------   -------   -------   -------  ---------

Total deductions               710     1,519         1    11,520     13,750
                         ---------   -------   -------   -------  ---------
Net increase             1,105,008   382,864   507,216   929,833  2,924,921

Net assets at beginning
  of period              ---------   -------   -------   -------  ---------

Net assets at end of
  period                $1,105,008  $382,864  $507,216  $929,833 $2,924,921
                         =========   =======   =======   =======  =========

The accompanying notes are an integral part of these financial statements.

                         Savings Plan for Employees of

                       AMERICAN WATER WORKS COMPANY, INC.

                        and Its Designated Subsidiaries

                         Notes to Financial Statements



NOTE 1 - DESCRIPTION OF PLAN
- - ----------------------------

    The following description of the American Water Works Company, Inc. (the ``Company'') Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the ``Plan'') provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
- - -------

    The Plan is a defined contribution 401(k) savings plan covering substantially all full-time employees of the Company who have six months of service and are age eighteen or older. The effective date of the Plan is August 1, 1993 and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (``ERISA'').

Contributions
- - -------------

    Participants may contribute up to 6% of their annual wages before overtime and premium compensation. Participant contributions are limited by law; for the period August 1, 1993 to December 31, 1993, this limit was $3,747. For the period August 1, 1993 through July 31, 1994 the Company matches 30% of the first 2% of participant contributions. Beginning August 1, 1994 the Company will match 40% of the first 3% of participant contributions. All matching contributions are invested in Company stock. In the event of certain circumstances, the Company may contribute additional amounts. Forfeitures, if any, are used to reduce the Company's future contributions to the Plan.

Participant Accounts
- - --------------------

    With the exception of the Company's contributions to the Plan, each participant may elect to have their contributions invested in any combination of four funds in multiples of 25%. The participant's accounts are credited with their contributions and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
- - -------

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is fully vested after five years of credited service.

Payment of Benefits
- - -------------------

    Participants may, upon attaining 59 1/2 years of age, elect to withdraw all or a portion of the value of their account. Upon termination of service for any reason other than retirement or disability, a participant may elect to withdraw the value of their account, or defer this distribution until age
65. In all cases, unless earlier withdrawn, a participant will receive the interest in their account upon the earlier of retirement after reaching age 65, death or total disability, except that in all cases such distribution will be made upon attainment of age 70 1/2 for participants who are still working for the Company. Participants may elect to receive a lump sum amount equal to the value of their account, an annuity, or a combination of both.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
- - ---------------------------------------

Basis and Presentation
- - ----------------------

     The accompanying financial statements are presented on the accrual basis of accounting.

Valuation of Investments
- - ------------------------

    Plan investments are stated at fair value. The Company stock is valued at its quoted market price. Mutual fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

Contributions
- - -------------

    Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

Benefit Obligations
- - -------------------

    Benefit obligations for persons who have withdrawn from participation in the Plan are $3,318 at December 31, 1993 and will be recognized in the Plan financial statements when paid.

NOTE 3 - INVESTMENTS
- - --------------------

    The Plan's investments are held in trust by The First National Bank of Boston. The following table presents the Plan's investments. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                        December 31, 1993
                                                  ---------------------------
                                                  Shares/units        Value
                                                  ------------      ---------

Investments at fair value based on quoted market price
    Mutual funds:
      Vanguard Index Trust - 500 Portfolio              15,360       $673,229
      EB MBA Composite Bond Index January 1, 1999          585        187,283

    Collective fund:
      IDS Trust Collective Income Fund                   7,323        257,666

    Common Stock:
      American Water Works Company, Inc.                21,339        640,160
                                                                   ----------
     Total investments                                             $1,758,338
                                                                   ==========

    During 1993 the Plan acquired 7,323 units of the IDS Trust Collective
Income Fund. At December 31, 1993 the value of a unit of participation in the fund is $35.19 per unit.

    During 1993, the Plan's investments (including investments bought, sold and held during the period August 1, 1993 to December 31, 1993) depreciated in value by $4,154 as follows:

                                                  Five months ended
                                                  December 31, 1993
                                                  -----------------
    Mutual funds                                       $  4,979
    Collective fund                                       2,242
    Common stock                                        (11,375)
                                                       --------
    Net change in fair value                           $ (4,154)
                                                       ========

NOTE 4 - PARTICIPANT LOANS
- - --------------------------

    Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their contributions to the Plan including earnings thereon. Loans are generally for a period not to exceed five years payable in equal monthly installments, are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local market rates for similar loans. If the participant uses the proceeds to acquire their primary personal residence, the loan may be for a period not to exceed thirty years. There were no loans outstanding at December 31, 1993.

NOTE 5 - HARDSHIP WITHDRAWALS
- - -----------------------------

  Participants under age 59 1/2 may withdraw all or part of their contributions (excluding earnings) only under certain conditions of hardship. A hardship withdrawal can only be requested after withdrawal of all rollover contributions and any loans available under the Plan have been obtained. Hardship withdrawals cannot be returned to the Plan and contributions cannot be made to the Plan for 12 months after a hardship withdrawal has been made.

NOTE 6 - ADMINISTRATIVE EXPENSES
- - --------------------------------

    Although it has no obligation to do so, the Company pays substantially all administrative expenses of the Plan.

NOTE 7 - ROLLOVER
- - -----------------

    On August 31, 1993, American Water Works Company, Inc. and its subsidiaries in Indiana, Missouri and Ohio acquired the midwestern water affiliates of Avatar Holdings, Inc. As a result of this acquisition, on November 24, 1993, eligible employees of the acquired companies transferred their account balances totalling $629,467 from Avatar's qualified defined contribution retirement plan to the Plan. Additionally, participants transferred $11,408 from other qualified plans.

NOTE 8 - PLAN TERMINATION
- - -------------------------

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 9 - INCOME TAX
- - -------------------

    As of the date of these financial statements, the Plan is in the process of applying for, but has not yet received, a tax determination from the Internal Revenue Service. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and ERISA and accordingly, the Plan is exempt from income taxes.

                                  SCHEDULE I

                         Savings Plan for Employees of

                      AMERICAN WATER WORKS COMPANY, INC.

                        and Its Designated Subsidiaries

                   Item 27a Form 5500 - Schedule of Assets
                         Held for Investment Purposes

                               December 31, 1993
- - ---------------------------------------------------------------------------

Current
Shares/Units            Issue                          Cost          Value
- - ------------          --------                         -------      ------
             Mutual Funds:

  15,360       Vanguard Index Trust - 500 Portfolio  $  674,815    $673,229
     585         EB MBA Composite Bond Index
                 January 1, 1999                        187,861     187,283

             Collective Fund:

   7,323       IDS Trust Collective Income Fund         255,424     257,666

             Common Stock:
  21,339       American Water Works Company, Inc.       651,535     540,160
                                                      ---------     -------
                                                     $1,769,635  $1,758,338
                                                      =========   =========

                                   SCHEDULE II

                          Savings Plan for Employees of

                        AMERICAN WATER WORKS COMPANY, INC.

                        and Its Designated Subsidiaries

              Line 27d Form 5500 - Schedule of Reportable Transactions

     (Individual or series of transactions in one issue aggregating 5% or more of the value of Plan assets as of December 31, 1993.)



          For the Period August 1, 1993 (Inception) to December 31, 1993.




                                                        Sales
Identity                                   --------------------------------
of Party                          Purchase
Current
Involved    Description            Price      Price       Cost        Value
- - --------  ---------------       ---------  ----------  ----------   -------
Dreyfus   Dreyfus Government
 Funds     Cash Management     $  368,890

Dreyfus   Dreyfus Government
 Funds      Cash Management                $  368,898  $  368,898  $368,898

Dreyfus   Dreyfus Government
 Funds     Cash Management        316,718

Dreyfus   Dreyfus Government
 Funds     Cash Management                    409,308     409,308   409,308

Dreyfus   Dreyfus Government
 Funds     Cash Management        420,833

Dreyfus   Dreyfus Government
 Funds     Cash Management                    421,615     421,615   421,615

Dreyfus   Dreyfus Government
 Funds     Cash Management        638,150

Dreyfus   Dreyfus Government
 Funds     Cash Management        374,971

Dreyfus   Dreyfus Government
 Funds     Cash Management                    381,320     381,320   381,320

Dreyfus   Dreyfus Government
 Funds     Cash Management     * 3,263,644  2,627,528   2,627,528 2,627,528

IDS Trust IDS Trust
           Collective Income
            Fund              *   255,424

Vanguard  Vanguard Index
 Funds     Trust - 500
            Portfolio         *   674,815

Mellon
 Bank     EB Temporary
           Investment Fund    *   247,532     188,221     188,221   188,221

Mellon    EB MDA
 Bank      Composite Bond
           Index 1/1/99       *   187,861

Bank of   American Water
 Boston    Work Company,
            Inc. Common
            Stock             *   651,535


* Represents a series of transactions.

